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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/01/2024 (MM/DD/YY) AND ENDING 08/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HBK Sorce Brokerage LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6603 Summit Drive
(No. and Street)

Canfield	Ohio	44406
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Wassmann	814-836-5776	mwassmann@hbkswealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Michael Wassmann_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _HBK Sorce Brokerage LLC_____ , as of _8/31_____ , 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Cherish Bielanin, Notary Public
Erie County
My commission expires December 10, 2027
Commission number 1360962
Member, Pennsylvania Association of Notaries

_____
Notary Public

Signature: _____

Title:
Chief Compliance Officer
_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)
Canfield, Ohio

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended August 31, 2025

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

TABLE OF CONTENTS
As of and for the Year Ended August 31, 2025

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   2

Statement of Operations   3

Statement of Member's Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6 – 8

Supplemental Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission   9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
HBK Sorce Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HBK Sorce Brokerage, LLC as of August 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year ended August 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of HBK Sorce Brokerage, LLC as of August 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of HBK Sorce Brokerage, LLC 's management. Our responsibility is to express an opinion on HBK Sorce Brokerage, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of HBK Sorce Brokerage, LLC's financial statements. The supplemental information is the responsibility of HBK Sorce Brokerage, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2024.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 21, 2025

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
As of August 31, 2025

A S S E T S

		2025
CASH AND CASH EQUIVALENTS	$	202,641
COMMISSIONS RECEIVABLE		4,910
OTHER ASSETS		1,536
TOTAL ASSETS	$	209,087

LIABILITIES AND MEMBER'S EQUITY

		2025
LIABILITIES		
Accounts payable	$	1,172
Due to member		87,575
TOTAL LIABILITIES		88,747
MEMBER'S EQUITY		120,340
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	209,087

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS
For the Year Ended August 31, 2025

	2025
REVENUE - Deferral fees, net of direct trade expenses	$ 1,715,469
EXPENSES	
Employee and other compensation	886,634
Regulatory fees	38,558
Errors and omissions insurance	70,025
Broker-dealer fees	96,865
General office, administration and miscellaneous	288,394
TOTAL EXPENSES	1,380,476
INCOME FROM OPERATIONS	334,993
OTHER INCOME - Dividends on money market	17,480
NET INCOME	$ 352,473

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF MEMBER'S EQUITY
For the Year Ended August 31, 2025

MEMBER'S EQUITY	2025
Beginning of year	$ 417,867
Distributions	(800,000)
Contributions	150,000
Net income	352,473
End of year	$ 120,340

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
For the Year Ended August 31, 2025

	2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 352,473
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in commissions receivable	5,292
Increase in other assets	(615)
Increase in accounts payable	1,066
Decrease in due to member	(66,670)
NET CASH PROVIDED BY OPERATING ACTIVITIES	291,546
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(800,000)
Contributions from member	150,000
NET CASH USED IN FINANCING ACTIVITIES	(650,000)
NET DECREASE IN CASH	(358,454)
CASH AND CASH EQUIVALENTS	
Beginning of year	561,095
End of year	$ 202,641

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer. The Company is wholly owned by HBK Sorce Financial LLC. The Company operates as a limited broker/dealer under the greater of $5,000 or 6 and 2/3 percent of liabilities minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund products on an application-way basis in the state of Ohio.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition and Related Expenses

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, "Revenue from Contracts with Customers". The core principle of the guidance is that the Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applied the following steps: 1) Identify the contracts with the customer; 2) Identify the performance obligations in the contract; 3) Determine the contract price; 4) Allocate the transaction price to the performance obligations in the contract; and 5) Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company is party to a referral agreement with an introducing broker dealer, and certain employees of the Company's parent are representatives of the introducing broker dealer. Under the agreement, the introducing broker dealer pays the Company a percentage of the commissions received on trades executed on behalf of clients referred by the Company and who are being advised by the affiliated employee representatives, at a point in time, on a trade-date basis. Through the referral agreement, the Company is acting as an agent, and in accordance with ASC 606-10-55-38, the statement of operations presents commissions revenue net of direct trade expenses deducted by the clearing broker dealer.

The referral fees paid take into consideration that the Company pays all expenses for the affiliated employee representatives and reimburses the introducing broker dealer for expenses pertaining to the affiliated employee representatives, which are included in broker-dealer fees on the statement of operations.

The Company may also receive commissions as an agent from mutual fund transactions made on an application basis with a mutual fund company. No revenue was earned from such commissions for the year ended August 31, 2025.

Commissions Receivable

The receivable is unsecured and was fully collected in September 2025.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

These financial statements have been prepared on an accrual basis of accounting, as required by FINRA and the SEC. The Company is evaluating new accounting standards and will implement as required.

NOTE 2 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1.00. Net capital and the related net capital ratio fluctuate daily. At August 31, 2025, net capital exceeded the minimum requirement by $103,992 and the ratio of aggregate indebtedness to net capital was 0.81 to 1.00.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2025 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under Footnote 74 of SEC Release No. 34-70073.

NOTE 3 - Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

The Company has no uncertain tax positions as of August 31, 2025, including its classification.

NOTE 4 - Related Parties

The Company and its member have an expense sharing agreement (ESA) under which the member pays operating costs such as rent, compensation and benefits, office equipment and supplies, insurance and other administrative expenses on behalf of the Company and two other financial service affiliates. Under the agreement, the Company's member allocates shared expenses based on each entity's percentage of revenues compared to total revenues of the three affiliates. The member also occasionally pays indirect expenses on behalf of the Company or affiliate which are not shared among all three entities. Expenses charged to the Company by the member for the year ended August 31, 2025 totaled $1,163,687, and are reported on the statement of operations in the accompanying financial statements.

The liability Due to Member was $87,575 as of August 31, 2025 on the accompanying statement of financial condition and is unsecured, non-interest bearing, and due on demand.

NOTE 5 - Subsequent Events

The Company did not have any subsequent events through November 21, 2025, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the financial statements as of and for the year ended August 31, 2025.

NOTE 6 – Concentration of Revenues

The Company receives 100% of its commission revenues from its clearing broker-dealer per the referral agreement described in Note 1 under Revenue Recognition.

NOTE 7 – 15c3-3 Exemption

The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of Footnote 74 for the year ended August 31, 2025.

NOTE 8 – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, including referring securities transactions to other broker-dealers. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total revenues from a single external source in 2025.

SUPPLEMENTAL INFORMATION

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2025

COMPUTATION OF NET CAPITAL

Total member's equity	$ 120,340
Deductions and/or charges:	
Non-allowable assets:	
Receivables from other brokers or dealers	(4,910)
Other assets	(1,536)
	113,894
Net capital before haircuts on securities owned	
Haircuts on corporate securities - money market	(3,986)
Net capital	$ 109,908

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 88,747

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,916
Excess net capital at 1,500 percent	$ 103,992
Excess net capital at 1,000 percent	$ 101,033
Ratio: Aggregate indebtedness to net capital	0.81 to 1.00

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2025 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under Footnote 74 of SEC Release No. 34-70073.

HBK SORCE BROKERAGE LLC
Canfield, Ohio

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended August 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Exemption Report   2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
HBK Sorce Brokerage, LLC

We have reviewed management's statements for the year ended August 31, 2025, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) HBK Sorce Brokerage, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits is business activities exclusively to receiving transaction based compensation for referring securities transactions to other broker dealers.

In addition, the Company is filing this Exemption Report relying on Footnote 74 because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HBK Sorce Brokerage, LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HBK Sorce Brokerage, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 21, 2025

goldman & COMPANY, CPAs
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

HBK Sorce Brokerage LLC

Annual Exemption Report from SEC Rule 15c3-3
Pursuant To Footnote 74 of SEC Release No. 34-70073

HBK Sorce Brokerage LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HBK Sorce Brokerage LLC

I, Michael Wassmann, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Compliance Officer

Dated: November 21, 2025